# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Frontline plc, CIK 0000913290
CUSIP: M46528101
Title of class of securities: Ordinary Shares, nominal value $1.00 per share
Address of issuer's principal executive offices: 8, John Kennedy Street, Iris House, Off. 740b, Limassol, Cyprus (G4), 3106
Date of event which requires filing of this statement: 02/27/2026
Filed by CIK 0001386990
Persons authorized to receive notices and communications: Keith J. Billotti, Esq, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- HEMEN HOLDING LIMITED (CIK 0001386990): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 79,145,703; sole dispositive power 0; shared dispositive power 79,145,703; aggregate amount beneficially owned 79,145,703 (35.6% of the class)
- GREENWICH HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 79,145,703; sole dispositive power 0; shared dispositive power 79,145,703; aggregate amount beneficially owned 79,145,703 (35.6% of the class)
  Comment: Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Ordinary Shares beneficially owned by Hemen Holding Limited.
- C.K. LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 79,145,703; sole dispositive power 0; shared dispositive power 79,145,703; aggregate amount beneficially owned 79,145,703 (35.6% of the class)
  Comment: *C.K. Limited is the trustee of two trusts (the "Trusts") that indirectly hold all of the shares of Greenwich Holdings Limited and Hemen Holding Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Ordinary Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Ordinary Shares and disclaims any control over such Ordinary Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value $1.00 per share
Name of issuer: Frontline plc
Address of issuer's principal executive offices: 8, John Kennedy Street, Iris House, Off. 740b, Limassol, Cyprus (G4), 3106
Comment: This Amendment No. 4 to the Schedule 13D (the "Amendment No. 4") amends and supplements the Amendment No. 3 to Schedule 13D (the "Amendment No. 3") that was filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2022, the Amendment No. 2 to Schedule 13D (the "Amendment No. 2") filed with the Commission on June 19, 2019 and the Schedule 13D filed with the Commission on December 19, 2016 (collectively, as amended, the "Schedule 13D") filed by (i) Hemen Holding Limited, a Cyprus holding company ("Hemen Holding"), (ii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich Holdings"), and (iii) C.K. Limited, a Jersey company ("C.K. Limited"), with respect to the ordinary shares, nominal value $1.00 per share (the "Ordinary Shares") of Frontline plc, a company incorporated in Cyprus (the "Issuer"). Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following:
(i) Hemen;
(ii) Greenwich Holdings; and
(iii) C.K. Limited.

Hemen, Greenwich Holdings and C.K. Limited are collectively referred to as the "Reporting Persons." Greenwich Holdings is the sole shareholder of Hemen. The shares of Hemen and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.
Residence or business address:
The address of the principal place of business of Hemen is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

The address of Greenwich Holdings' principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

The address of C.K. Limited's principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP.
Present principal occupation or employment:
Hemen

The principal business of Hemen is acting as an investment holding company. The name and present principal occupation of Hemen's directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Hemen does not have any executive officers.

Christakis Theodoulou - Director. Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

Costas K. Saveriades - Director. Mr. Saveriades' principal business address is 8 John Kennedy Street, Iris House, 7th Floor, Office 740B, 3106 Limassol, Cyprus.

Kyriacos Kazamias - Director. Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus.

Greenwich Holdings

The principal business of Greenwich Holdings is acting as an investment holding company. The name and present principal occupation of Greenwich Holdings' directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christakis Theodoulou - Director - Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

Kyriacos Kazamias - Director - Mr. Kazamias principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus.

Christophis Koufaris - Director - Mr. Koufaris' principal business address is Iris House, 8th Floor, 840A, 8 John Kennedy Street, 3106 Limassol, Cyprus.

C.K. Limited

The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown and Greenwich Holdings. The name and present principal occupation of C.K. Limited's directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Christakis Theodoulou - Director - Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

Elena Georgiou Varnava - Alternate Director to Christakis Theodoulou - Ms. Georgiou Varnava's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

JTC Directors Limited - Corporate Director - JTC Directors Limited's business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. JTC Directors Limited is organized in Jersey.

Castle Directors Limited - Corporate Director - Castle Directors Limited's principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. Castle Directors Limited is organized in Jersey.
Criminal convictions in the last five years: To the best of the knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the best of the knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship:
Hemen

Mr. Theodoulou is a citizen of Cyprus.
Mr. Saveriades is a citizen of Cyprus.
Mr. Kazamias is a citizen of Cyprus.

Greenwich Holdings

Mr. Theodoulou is a citizen of Cyprus.
Mr. Koufaris is a citizen of Cyprus.
Mr. Kazamias is a citizen of Cyprus.

C.K. Limited

Mr. Theodoulou is a citizen of Cyprus.
Ms. Georgiou Varnava is a citizen of Cyprus.
JTC Directors Limited is organized in Jersey.
Castle Directors Limited is organized in Jersey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There are no material changes to the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 27, 2026, Mr. Mikkel Storm Weum, employed as an investment director of Seatankers Management AS ("Seatankers"), an entity that is related to the Reporting Persons, was appointed as a director of the Issuer (the "Director"). A copy of the Issuer's press release is attached as Exhibit B.

The Ordinary Shares that the Reporting Persons may be deemed to beneficially own are held for investment or other purposes, but as the Director is both a director of the Issuer and an investment director of Seatankers, the Reporting Persons may be deemed to have control over the management and policies of the Issuer. In the future, the Reporting Persons may be involved in and may plan for his involvement in any or all of the following:

(a) The acquisition of additional Ordinary Shares of the Issuer, or the disposition of Ordinary Shares of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Representatives of the Reporting Persons may engage in discussions from time to time with the Board and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer. The Reporting Persons may effect transactions that would change the number of shares it may be deemed to beneficially own. The Reporting Persons have acquired Ordinary Shares for investment purposes. The Reporting Persons evaluate their investment in the Ordinary Shares on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to effect transactions that would change the number of Ordinary Shares it may be deemed to beneficially own.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to the Issuer's quarterly report for the fourth quarter ended December 31, 2025, which was filed with the Commission on Form 6-K on February 27, 2026, there were 222,622,889 Ordinary Shares issued and outstanding as of December 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, Hemen may be deemed to be the beneficial owner of 79,145,703 Ordinary Shares, constituting 35.6% of the outstanding Ordinary Shares. Hemen has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or direct the vote of 79,145,703 Ordinary Shares. Hemen has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or direct the disposition of 79,145,703 Ordinary Shares.

As of the date hereof, Greenwich Holdings, through Hemen, may be deemed to be the beneficial owner of 79,145,703 Ordinary Shares, constituting 35.6% of the outstanding Ordinary Shares. Greenwich Holdings has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or direct the vote of 79,145,703 Ordinary Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or direct the disposition of 79,145,703 Ordinary Shares.

As of the date hereof, C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 79,145,703 Ordinary Shares, constituting 35.6% of the outstanding Ordinary Shares. C.K. Limited has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or direct the vote of 79,145,703 Ordinary Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or direct the disposition of 79,145,703 Ordinary Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, no transactions in the Ordinary Shares were effected in open market purchases by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

In March 2026, Hemen entered into a cash-settled total return swap agreement (the "Total Return Swap") with economic exposure to 3,000,000 notional Ordinary Shares at a price of NOK 333.2789 per share. The expiration date of this Total Return Swap is June 5, 2026. The Total Return Swap provides Hemen with economic results that are comparable to ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Ordinary Shares that are the subject of the Total Return Swap. The Total Return Swap replaces a previous cash-settled total return swap, which had similar economic terms.

The Reporting Persons may, from time to time, in the ordinary course of business, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Persons direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement
Exhibit B - Issuer Press Release, dated February 27, 2026

## Signatures
- HEMEN HOLDING LIMITED: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/27/2026)
- GREENWICH HOLDINGS LIMITED: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/27/2026)
- C.K. LIMITED: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/27/2026)
Comment: * Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.